

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2008

Mr. James Flores
Chief Executive Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, TX 77002

> **Re: Plains Exploration & Production Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-31470**

Dear Mr. Flores:

We have reviewed your filing and have the following comments. We have limited our review to only engineering matters and your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business and Properties, page 6

Acquisition, Exploration and Development Expenditures, page 15

1.   You state that the development costs included in your table of costs incurred during the last three years include capital costs required to maintain proved developed producing reserves. Generally, costs incurred to operate and maintain

wells and related equipment and facilities on producing properties represent production costs that are expensed as incurred under Rule 4-10(c)(5) of Regulation S-X. Please submit details about the costs necessary to maintain your producing reserves, sufficient to understand why you have capitalized these as development costs, rather than expense them as production costs, as defined in Rule 4-10(a)(16) and (17) of Regulation S-X. Please also quantify such costs capitalized in each quarterly and annual period covered by your report, and if you are not able to demonstrate compliance, explain your views on significance.

Engineering Comments

General

2.   Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

Business and Properties, page 6

Description of Properties, page 10

Onshore California, page 11

3.   It appears that the majority of your fields in the onshore California area are mature fields which have been on production for over 50 years. Therefore, it is not clear to us the basis for having over 54% of your total reserves in this area still in the proved undeveloped category. Please provide us with a detailed explanation of your largest proved undeveloped projects in California and the reasons these volumes meet the SEC definition of proved reserves. Tell us how many reserves were converted from the proved undeveloped category to the proved developed category last year and how much capital was spent to achieve this.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. James Flores
Plains Exploration & Production Company
June 5, 2008
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief